Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Republic First Bank, a commercial bank chartered pursuant to the laws of the Commonwealth of Pennsylvania, is a wholly-owned subsidiary of the Company.

Republic Capital Trust II, a Delaware statutory trust (unconsolidated)

Republic Capital Trust III, a Delaware statutory trust (unconsolidated)

Republic First Bancorp Capital Trust IV, a Delaware statutory trust (unconsolidated)